     [As adopted November 9, 1939; amended in Release No. 35-25746 (85,116), effective November 1, 1993, 58 F.R. 14999; and Release No. 35-25886 (85,226),
effective November 1, 1993, 58 F.R. 51488.]



                                                           File No. 69-247
                                                                    ------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM U-3A-2/A


                  For the fiscal year ended December 31, 2001

                         STATEMENT BY HOLDING COMPANY
                     CLAIMING EXEMPTION UNDER RULE U-3A-2
                          FROM THE PROVISIONS OF THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     To Be Filed Annually Prior to March 1



                                   DPL INC.
                    --------------------------------------
                               (Name of Company)




         hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

          DPL Inc., an Ohio corporation ("Claimant"), organized on September 16, 1985. Claimant's principal executive office is located at 1065 Woodman Drive, Dayton, Ohio 45432.

          Claimant's business is the holding of all of the outstanding Common Shares of The Dayton Power and Light Company ("DP&L") and the common shares of the subsidiaries set forth and described herein. Claimant is solely a holding company and is not actively engaged in any other business.

          Claimant holds shares in the following subsidiaries:

          (1) DP&L, an Ohio corporation organized on March 23, 1911, is engaged in the business of generating, transmitting and selling electric energy and until October 31, 2000 distributed natural gas to residential, commercial, industrial and governmental customers in the City of Dayton, Ohio and neighboring cities, towns and communities, and adjacent rural areas, all within the State of Ohio. DP&L's electricity service area covers 24 counties in West Central Ohio. DP&L's principal executive office is located at 1065 Woodman Drive, Dayton, Ohio 45432.

               (a) Energy Innovations, Inc. ("EII"), an Ohio corporation organized on December 18, 1985, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. EII is engaged in the business of technology research and development.

               (b) DPL RTC Management Company ("RTC"), an Ohio corporation organized on June 25, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. RTC owns and manages regulatory transition fees.

               (c) DPL GTC Management Company ("GTC"), an Ohio corporation organized on June 25, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. GTC owns and manages customer transition fees.

               (d) DPL Finance Company, Inc. ("FINANCE"), a Delaware corporation organized on June 28, 2001, and having its principal executive office at 103 Foulk Road, Suite 243, Wilmington, DE 19803. FINANCE provides financing opportunities among affiliated companies.

               (e) DPL EM, LLC ("EM"), a Delaware limited liability company organized on September 26, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, OH 45432. EM owns and manages utility emission credits.

                                       -1-

(2) MacGregor Park, Inc. ("MPI"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MPI owns and is a developer of a parcel of real estate. MPI is a wholly-owned subsidiary of Claimant.

(3) Miami Valley Leasing, Inc. ("MVL"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVL leases communications and other miscellaneous equipment and owns real estate. MVL has an 18% ownership interest in CTC. MVL owns 100% of the outstanding shares of Miami Valley Market Hub, Inc. ("MVMH") described herein. MVL is a wholly-owned subsidiary of Claimant.

     (a) MVMH, an Ohio corporation organized on November 14, 1996, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVMH currently does no business. MVL owns 100% of the outstanding shares of MVMH.

(4) Miami Valley Resources, Inc. ("MVR"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVR is engaged in the natural gas supply management business. MVR is a wholly-owned subsidiary of Claimant.

(5) Miami Valley Lighting, LLC ("MVLT"), an Ohio limited liability company organized on June 30, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVLT owns a street lighting business. MVLT is a wholly-owned subsidiary of Claimant.

(6) Miami Valley Insurance Company ("MVIC"), a Vermont corporation organized on March 16, 1987, and having its principal executive office at Crosstown Road, Montpelier, Vermont 05602. MVIC is engaged in the business of providing insurance to the Claimant and its principal subsidiary, DP&L. MVIC is a wholly owned subsidiary of Claimant.

(7) DPL Energy, LLC ("DPL ENERGY"), an Ohio limited liability company organized on June 30, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. DPL ENERGY engages in the business of brokering wholesale electric energy. DPL ENERGY is a wholly owned subsidiary of Claimant.

(8) DPL Energy Resources, Inc. ("DPLERI"), an Ohio corporation organized on November 7, 2000, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. DPLERI has been authorized to market retail electric power in West Central Ohio. DPLERI is a wholly owned subsidiary of Claimant.

(9) Plaza Building, Inc. ("PLAZA"), an Ohio corporation organized on November 30, 1999, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. PLAZA is the owner of 100% of the outstanding shares of MVE, Inc. PLAZA is a wholly owned subsidiary of Claimant.

     (a) MVE, Inc. ("MVE"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVE provides financial support services to DPL Inc. and its subsidiaries. MVE is a wholly owned subsidiary of PLAZA.

          (i) Miami Valley CTC, Inc. ("MVCTC"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVCTC leases and owns aircraft and has an 82% ownership interest in CTC of Dayton Partnership No. 1 ("CTC"), a partnership described herein. MVCTC is a wholly-owned subsidiary of MVE.

            (A) CTC, an Ohio general partnership organized on September 30, 1981 and having its principal executive office at 3501 Hangar Drive, Vandalia, Ohio 45377. CTC provides transportation services pursuant to a service agreement. MVCTC has an 82% ownership interest in CTC.

(10) 1065 Holding Co., Inc. ("1065"), a Delaware corporation organized on December 9, 1998, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. 1065 is not actively engaged in any business. 1065 is a wholly owned subsidiary of Claimant.

     (a) 1065 Insurance Company, Ltd. ("INSURANCE"), a Bermuda limited liability company that has its principal executive office at Chevron House, Third Floor, 11 Church Street, Hamilton HM 11, Bermuda. INSURANCE is not actively engaged in any business. INSURANCE is a wholly owned subsidiary of 1065.

(11) DPL Capital Trust I ("TRUST"), a Delaware business trust organized on February 1, 2000, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. TRUST was created to issue and sell mandatorily redeemable trust preferred securities. The Claimant holds all of the outstanding securities of TRUST. The financial activities of TRUST were reported in the attached Exhibit A within the results of DPL Inc. The preferred securities issued by TRUST were redeemed in August of 2001.

(12) DPL Capital Trust II ("TRUST II"), a Delaware business trust organized on August 23, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. TRUST II was created to issue and sell mandatorily redeemable trust preferred securities. The Claimant holds all of the outstanding securities of the TRUST II. The financial activities of TRUST II were reported in the attached Exhibit A within the results of DPL Inc.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     DP&L and DPL Energy are subsidiaries of the Claimant that own property used for the generation, transmission and distribution of electric energy for wholesale and retail sale, and for transmission and distribution of natural or manufactured gas. The Claimant's electricity service area lies wholly within the State of Ohio. DP&L sold its natural gas retail distribution assets and certain liabilities on October 31, 2000.

     The Claimant's present generating facilities have a winter generating capability of 4,151,000 KW. Of this capability, 2,843,000 KW (approximately 68%) is derived from coal-fired steam generating stations and the balance consists of combustion turbine and diesel-powered peaking units. Approximately 87% (2,472,000 KW) of the existing steam generating capacity is provided by certain units owned as tenants in common with The Cincinnati Gas & Electric Company ("CG&E") or with CG&E and Columbus Southern Power Company ("CSP"). The remaining steam generating capacity (371,000 KW) is derived from a generating station owned solely by DP&L. The following table describes the Claimant's generating facilities.

                                                                                               MW Rating
                                                                                        -----------------------
                             Owner-       Operating                                     DP&L
Station                      ship*        Company                Location               Portion           Total
-------                      -----        -------                --------               -------           -----
Coal Units
----------
Hutchings                      W          DP&L                Miamisburg, OH                 371             371
Killen                         C          DP&L                Wrightsville, OH               402             600
Stuart                         C          DP&L                Aberdeen, OH                   820           2,340
Beckjord -Unit 6               C          CG&E                New Richmond, OH               210             420
Conesville -Unit 4             C          CSP                 Conesville, OH                 129             780
Miami Ford -Units 7&8          C          CG&E                North Bend, OH                 360           1,000
East Bend -Unit 2              C          CG&E                Rabbit Hash, KY                186             600
Zimmer                         C          CG&E                Moscow, OH                     365           1,300

                                                                                                         MW Rating
                                                                                                         ---------
                                   Owner-       Operating                                          DP&L
Station                            ship*         Company                Location                 Portion           Total
-------                            -----         -------                --------                 -------           -----

Combustion Turbines or Diesel
-----------------------------
Hutchings                            W            DP&L                Miamisburg, OH                  33              33
Yankee Street                        W            DP&L                Centerville, OH                138             138
Monument                             W            DP&L                Dayton, OH                      12              12
Tait                                 W            DP&L                Dayton, OH                      10              10
Sidney                               W            DP&L                Sidney, OH                      12              12
Tait Gas Turbine 1                   W            DP&L                Moraine, OH                    100             100
Tait Gas Turbine 2                   W            DP&L                Moraine, OH                    102             102
Tait Gas Turbine 3                   W            DP&L                Moraine, OH                    102             102
Killen                               C            DP&L                Wrightsville, OH                16              24
Stuart                               C            DP&L                Aberdeen, OH                     3              10
Greenville                           W            DPL Energy          Greenville, OH                 236             236
Darby Station Unit 1                 W            DPL Energy          Darby, OH                       80              80
Darby Station Unit 2                 W            DPL Energy          Darby, OH                       80              80
Darby Station Unit 3                 W            DPL Energy          Darby, OH                       80              80
Darby Station Unit 4                 W            DPL Energy          Darby, OH                       80              80
Montpelier Unit 1                    W            DPL Energy          Montpelier, IN                  56              56
Montpelier Unit 2                    W            DPL Energy          Montpelier, IN                  56              56
Montpelier Unit 3                    W            DPL Energy          Montpelier, IN                  56              56
Montpelier Unit 4                    W            DPL Energy          Montpelier, IN                  56              56

* W - Wholly Owned; C - Commonly Owned

     DP&L's electric transmission and distribution lines owned and in service as of December 31, 2001 were as follows:

                               Overhead Lines             Underground Lines
Nominal Voltage                 Circuit Miles                Cable Miles
---------------                --------------             -----------------
     345 KV                          434*                          0
     138 KV                          377                           3
      69 KV                          965                           1
      33 KV                           37                           0

Less than 33 KV                   34,058                       5,599
---------------                   ------                       -----

Total Miles                       35,871                       5,603
-----------

* This figure includes 127 circuit miles of 345 KV lines wholly-owned by DP&L and DP&L's portion (307 circuit miles) of 884 circuit miles of 345 KV lines owned as tenants in common with CG&E and CSP.

     DP&L wholly owns and operates 150 substations with a total capacity of 14,049,500 KVA and owns and operates 15 substations as tenants in common with CG&E and CSP. The commonly owned substations have a total capacity of 8,321,000 KVA, of which 2,890,000 KVA is DP&L's equivalent share.

     DP&L's electric transmission lines have interconnections with the lines of Ohio Power Company, CSP, CG&E, Ohio Edison Company and Ohio Valley Electric Corporation, through which DP&L has access to interstate electric energy markets.

     Exhibits C and D attached hereto show the location of certain major generating plants and principal transmission lines of DP&L.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kWh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

          Claimant                               DP&L
          --------                               ----

          None                                   18,054,823,000 kWh;
                                                              0 MCF

          (b) Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

               Claimant                          DP&L
               --------                          ----

               None                              None

          (c) Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               Claimant                          DP&L
               --------                          ----

               None                              3,201,733,000 kWh;
                                                             0 MCF

                   2001 Electric Sales outside the State of Ohio

                                                         Sales
                                --------------------------------------
               State/Country      Thousands of kWh            Dollars
               -------------------------------------------------------
               Canada                          104              2,288
               Connecticut                   6,555            226,767
               Delaware                      4,381            123,173
               Georgia                      22,416            940,991
               Indiana                      27,717          1,075,207
               Kentucky                     38,781          1,529,201
               Maryland                    662,252         15,027,917
               Massachusetts                 9,168            271,484
               Michigan                    886,065         43,437,924
               Minnesota                   161,858          7,041,574
               Missouri                     93,927          3,799,154
               Nebraska                      2,212             37,433
               New Jersey                   49,877          1,991,000
               New York                     71,929          2,125,545
               North Carolina               12,911            553,351
               Oklahoma                     26,293          1,108,386
               Pennsylvania                212,174          6,156,550
               South Carolina                4,927            187,884
               Tennessee                    43,376          1,530,029
               Texas                       833,599         16,465,495
               Virginia                     31,211            782,922
               -------------------------------------------------------
               TOTAL                     3,201,733        104,414,275
               -------------------------------------------------------

         (d) Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                  Claimant                               DP&L
                  --------                               ----

                  None                                   880,420,000 kWh;
                                                                    0 MCF

                     2001 Electric Purchases outside the State of Ohio

                                                          Purchases
                                         --------------------------------------------
                  State/Country          Thousands of kWh                    Dollars
                  -------------------------------------------------------------------
                  Canada                                   4,838             184,484
                  Connecticut                              3,345             113,514
                  Georgia                                  1,815              53,983
                  Indiana                                 21,729             613,883
                  Kansas                                   1,550              53,200
                  Kentucky                                43,583           1,357,141
                  Maryland                                62,361           2,777,686
                  Massachusetts                            3,980             150,728
                  Michigan                                48,598           2,134,395
                  Minnesota                               28,428           1,023,695
                  Missouri                                45,252           1,108,888
                  New Jersey                              19,427             827,864
                  New York                                 1,676              36,914
                  North Carolina                           8,925             338,546
                  Oklahoma                                18,641             526,923
                  Pennsylvania                           132,026           3,867,740
                  South Carolina                           3,194             107,339
                  Texas                                  401,991          17,973,651
                  Virginia                                29,061             872,015
                  -------------------------------------------------------------------
                  TOTAL                                  880,420          34,122,589
                  -------------------------------------------------------------------

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          None


    (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          None


    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          None


    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          None


    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None

                                 EXHIBIT INDEX

                                                                                Page
                                                                                ----
Exhibit A   -      Consolidating Financial Statements for                       13
                   twelve months ended December 31, 2001

Exhibit A-1 -      Non-Utility Consolidating Financial                          17
                   Statements for twelve months ended
                   December 31, 2001

Exhibit B   -      Map showing location of certain major                        29
                   electric generating plants, transmission
                   substations and 765 KV and 345 KV
                   transmission lines owned by DP&L or
                   interconnected with DP&L's electric
                   system

Exhibit C   -      Map showing location of a major electric                     30
                   generation plant, certain major transmission
                   substations and 345 KV and 138 KV transmission lines
                   within DP&L's service territory

                                   EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


         Consolidating financial statements for the twelve months ended December 31, 2001 are attached as Exhibit A. Non-utility consolidating financial statements for the twelve months ended December 31, 2001 are attached as Exhibit A-1.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 10th day of May, 2002.




                                   DPL Inc.
       ----------------------------------------------------------------
                              (Name of claimant)


                    By:  /s/ Elizabeth M. McCarthy
       ----------------------------------------------------------------
                             Elizabeth M. McCarthy
               Group Vice President and Chief Financial Officer





Attest:

/s/ Stephen F. Koziar Jr.
------------------------------------------
Stephen F. Koziar Jr.
Group Vice President and General Counsel



         Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


    Elizabeth M. McCarthy   Group Vice President and Chief Financial Officer
--------------------------------------------------------------------------------
           (Name)                             (Title)


                    1065 Woodman Drive, Dayton, Ohio 45432
--------------------------------------------------------------------------------
                                   (Address)